UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 15, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS A 25.8% IMPROVEMENT IN OPERATING INCOME AND NET INCOME OF US$155.3 MILLION FOR FULL YEAR 2017

Santiago, Chile, March 14, 2017 – LATAM Airlines Group S.A. (NYSE: LTM; IPSA: LTM), the leading airline group in Latin America, announced today its consolidated financial results for the fourth quarter ending December 31, 2017. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.25 per USD.

Highlights

●	LATAM Airlines Group reported an operating income of US$270.0 million for the fourth quarter of 2017, a 38.4% increase compared to the US$195.2 million operating income in the fourth quarter of 2016. Operating margin reached 9.8%, an increase of 2.2 percentage points as compared to the same period last year. This margin expansion was driven by increases in unit revenues across both passenger and cargo business units, and was despite the increase of 16.9% in fuel cost during the quarter. For full year 2017 the Company reached an operating margin of 7.0%, in line with guidance, and an improvement as compared to the 6.0% operating margin for the full year 2016.

●	LATAM reported net income of US$67.2 million for the fourth quarter 2017, an increase of 23.6% compared to same period 2016, despite a foreign exchange loss of US$67.0 million resulting from the 4.7% devaluation of the Brazilian real during the quarter. For full year 2017, the Company reached a net income of US$155.3 million, which compares to US$69.2 million in 2016, the best result in the recent history of LATAM.

●	Total revenues in fourth quarter reached US$2,767.6 million, an improvement of 7.7% year-on-year, primarily driven by higher traffic across passenger markets, a stronger load factor and continuing yield recovery across all of LATAM’s markets, resulting in a 5.3% increase in revenues per ASK. Moreover, cargo revenue increased 9.0% in the quarter, thanks to a 13.1% increase in revenues per ATK and confirming the recovery trend observed during the second half of 2017. For full year 2017, revenues reached US$10,163.8 million, an increase of 6.7% as compared to same period 2016. This represents the first annual revenue expansion since the combination of LAN and TAM.

●	Total operating expenses in the fourth quarter increased by 5.2%, primarily as a result of a 16.9% or US$93.9 million increase in fuel cost during the period due to the rise of the jet fuel price. Excluding fuel cost, total operating cost increased by 1.6%, which is less than the average inflation rate of the countries in which LATAM operates. For full year 2017, total operating cost increased 5.5%, driven by a 12.7% or US$262.2 million increase in fuel cost during the year. Excluding fuel costs, operating costs increased by 3.3%. In addition, during 2017 the Company gradually reduced its operating fleet from 329 to 307 aircraft, which caused extraordinary aircraft redelivery expenses.

●	LATAM continued improving its capital structure, as deleveraging is still one of the Company’s main priorities. During 2017, free cash flow[1] reached US$1,379.3 million, a US$830.2 million increase compared to 2016. Consequently, LATAM reduced its leverage ratio – measured as Adjusted Net Debt/EBITDAR – to 4.5x as compared to 5.3x in 2016. Furthermore, liquidity reached US$2.1 billion, including cash on hand and US$450 million of an undrawn revolving credit facility[2] (RCF), equivalent to 20.3% of last twelve month revenues.

1 Cash flow from operating activities - Cash flow used in investing activities

●	In December 2017, LATAM received the Platinum certification in IATA’s Fast Travel initiative, which recognizes airlines that provide self-service options during the entire travel process to provide passengers with greater comfort and control of the trip. LATAM is the first airline group in Latin America to receive this certification and one of only 15 airlines worldwide. The recognition is based on the Company´s self-service travel tools and reaffirms LATAM’s commitment to offering an industry-leading travel experience to its customers.

●	Finally, during February 2018 LATAM began the migration of the Passenger Service System (PSS) – the platform for reservation, inventory and check-in — used by LATAM Airlines Brazil and LATAM Airlines Paraguay. The migration will be completed during the first half of 2018, resulting in a unified reservation system for the entire airline group and therefore an improved service for customers as well as increased efficiency for the Company.

MANAGEMENT COMMENTS ON full year 2017

The year 2017 will definitely be remembered as one of transformation for LATAM. It was a challenging year for the Company, but once again we managed to deliver an improvement in our operating results, met our financial targets and made significant progress on important strategic initiatives. Despite the increase in fuel price, LATAM reached the highest operating result in its recent history, and it did so with a fewer number of aircrafts. During the year, we successfully prepared to compete in an always-evolving industry, facing new competitors entering our markets, with the biggest transformation in our history: the introduction of a new travel model in our domestic markets.

This new travel model for the domestic markets, which covers nearly 76% of our passengers, aims at building a more competitive and sustainable airline while continuing to stimulate demand and drive the growth of air travel in South America. We have fully implemented the new buy on board service and the branded fares model in Chile, Peru, Brasil, Ecuador and Colombia. In parallel, we continued working on our cost efficiency initiatives, resulting in a contained cost increase during 2017 despite the effect of annual inflation adjustments and non-recurring implementation and fleet redelivery costs. Cost control remains one of our top priorities for the coming years, since it is a key element in current competitive markets.

Along the same lines and as part of the strategy of offering a customized service to our passengers, LATAM implemented a series of ancillary initiatives that allow the Company to increase its ancillary revenues generation while giving our clients the option to pay only for the attributes they value the most. As a result, ancillary revenues per passenger increased 28% in 2017 when compared to 2016, mainly from the sale of the first and second bags, preferred seats and same-day flight changes.

2 Subject to borrowing base availability

In 2017, LATAM had the lowest fleet commitments in its history, resulting in lower capital expenditures and therefore lower financing needs as part of its strategy of deleveraging and continuous strengthening of its balance sheet. Along this line, LATAM has made a significant improvement in its debt payment profile, extending the average maturity and reducing the average cost of its debt, while concluding the refinancing process of the TAM legacy bonds. In addition, LATAM maintained a healthy liquidity level throughout the year and expanded its alternatives for short-term liquidity in case of need, such as the US$450 million revolving credit facility3.

As a result of the improved macroeconomic context, economic growth in the region and stable currencies, together with the capacity discipline implemented across its network, LATAM was able to improve its unit revenues across all its business units, consolidating the first year of revenue increases since the business combination in 2012.

Moreover, LATAM made great progress in the expansion and optimization of its network, continuing to strengthen its route network in South America, offering the best connectivity within the region and to the rest of the world at competitive fares. For instance, LATAM launched 30 new routes in 2017, including Santiago – Melbourne, its longest non-stop flight. We also continued to move forward in the regulatory process to develop our Joint Business Agreements with American Airlines and IAG (British Airways and Iberia), having received already the approval from the regulatory authorities in Brazil, Colombia and Uruguay, only pending the resolution in Chile and in the United States. In addition, for 2018 we announced flights from São Paulo to new destinations such as Rome, Boston and Las Vegas, increasing Latin America’s connectivity with other regions in the world.

management discussion and analysis of FOURTH Quarter 2017 Results

Total revenues in fourth quarter 2017 totaled US$2,767.6 million compared to US$2,569.3 million in fourth quarter 2016. The 7.7% increase is mainly a result of a 7.7% increase in passenger revenues, as well as a 9.0% and 5.5% increase in the cargo segment and other revenues, respectively. Passenger and cargo revenues accounted for 82.2% and 12.2% of total operating revenues, respectively in fourth quarter 2017. Total revenues for full year 2017 reached US$10,163.8 million compared to US$9,527.1 million in 2016. The 6.7% increase is mainly explained by a 7.8% increase in passenger revenues, as well as the 0.8% and 2.1% increase in cargo and other revenues, respectively. Passenger and cargo revenues accounted for 83.6% and 11.0% of total operating revenues, respectively, for full year 2017.

Passenger revenues increased 7.7% during the quarter as a result of a 5.3% increase in consolidated passenger unit revenue (RASK) while capacity increased 2.3% year-on-year. The RASK increase was driven by a 4.6% increase in yield, coupled with a load factor improvement of 0.5 p.p., reaching 85.1%. The yield recovery during this quarter was primarily driven by the strong pricing environment in the international segment, especially on routes to the US and Europe.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended December 31
	RASK		ASK		Load Factor
	(US cents)		(millions)
	4Q17	% Change (YoY)	4Q17	% Change (YoY)	4Q17	% Change (YoY)

Bussines Unit
Domestic SSC	7.6	5.5%	6,321	-0.2%	82.3%	1,1 pp
Domestic Brazil	7.0	4.0%*	9,274	0.9%	84.7%	1,5 pp
International	6.3	5.6%	19,332	3.8%	86.1%	-0,2 pp
Total	6.5	5.3%	34,927	2.3%	85.1%	0.5 pp

*RASK in domestic Brazil increased 6.6% measured in BRL excluding proportional margin contribution from Multiplus

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues

3 Subject to borrowing base availability

LATAM Airlines group’s Spanish speaking country affiliates (SSC), which include LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador and account for 20.3% of total passenger revenues, reduced its domestic capacity by 0.2% during the quarter as compared to the same period 2016, driven mainly by Argentina, offsetting the increases in Colombia and Ecuador, while capacity in Chile and Peru showed a slight increase. Traffic measured in RPK increased by 1.2%, while load factors increased by 1.1 p.p. to 82.3%. Revenues per ASK in USD increased 5.5% in the quarter, as result of a more disciplined capacity environment.

In Brazil’s domestic passenger operation – which represents 27.9% of total passenger revenues – LATAM Airlines Brazil increased its domestic capacity for the first time after 10 consecutive quarters of decline. LATAM Airlines Brazil domestic capacity increased by 0.9%, strengthening its connectivity especially from our Guarulhos and Brasilia hubs, while traffic as measured in RPKs increased by 2.7% in fourth quarter 2017 as compared to the same quarter of 2016. As a result, load factor increased 1.5 p.p. to 84.7% and Revenues per ASK increased by 4.0% in USD, while in BRL Revenues per ASK increased by 6.6% excluding the proportional margin contribution from Multiplus.

In International passenger operations, which represent 51.8% of total passenger revenues, capacity increased 3.8% during the quarter. RASK continues to increase, driven mainly by routes from Brazil to Europe and routes between Spanish Speaking Countries and the US. On routes from Brazil to the US, LATAM grew by 10% as a result of the improvement in the macroeconomic conditions in Brazil, after eight consecutive quarters of capacity adjustments. International traffic increased by 3.6%, with passenger load factors reaching 86.1%. Revenues per ASK in international passenger operations increased by 5.6% as compared to the fourth quarter of 2016.

Cargo revenues increased by 9.0% in the quarter reaching US$337.0 million, driven by an increase of 10.3% in cargo yields, while cargo load factors reached 58.4%, an improvement of 1.4 percentage points as compared to the fourth quarter 2016. Imports from North America and Europe to Brazil and Chile showed an improvement in terms of revenues per ATKs, driven by major imports of electronics and spare parts. Export markets are also showing a recovery year over year driven by a strong season of fruits, flowers and fresh salmon exports, especially from Chile, Argentina, Colombia and Ecuador. Cargo markets, for the first time since 2011, are showing signs of equilibrium between the exports and imports markets, allowing us to maximize our network profitability.

As a result, cargo revenues per ATK improved by 13.1% as compared to the same quarter of the previous year, consolidating and further improving the positive trend shown since the beginning of the year, as we have managed to adjust our capacity.

In the fourth quarter, cargo capacity, as measured in ATKs, declined 3.6%, which includes a 9.6% reduction of freighter operations, while traffic decreased only by 1.1% year over year.

Other revenues increased by 5.5% reaching US$156.0 million during fourth quarter 2017. The increase is primarily due to higher revenues derived from Multiplus, as well as higher aircraft subleases compared to the same period 2016, as the Company ended the year with 8 aircraft operated by third parties.

Total operating expenses in the fourth quarter amounted to US$2,497.6 million, a 5.2% increase compared to the same period of 2016. This increase is mainly explained by US$93.9 million of higher fuel expense, resulting from a 19.6% increase in the average price per gallon (excluding hedge) as compared to the fourth quarter 2016. Operating expenses excluding fuel increased by only 1.6%, mainly as a result of US$41.0 million of higher maintenance expenses associated with fleet redeliveries and maintenance provisions made during the quarter, as compared with US$10.1 million of the same costs recognized in the fourth quarter 2016. Changes in operating expenses were mainly explained by:

●	Wages and benefits increased by 4.7% explained by the annual increase in unit salaries mainly due to the inflation adjustment (which was based on 2016 inflation rates), especially in Brazil, and currencies appreciation. This was partially offset by a 7.1% decline in the average headcount during the quarter.

●	Fuel costs increased by 16.9% mainly as a result of the 19.6% increase in the average fuel price per gallon (excluding hedge) as compared to the fourth quarter of 2016, partially offsetting the fuel hedge gains during the fourth quarter 2017, which totaled US$17.0 million, as compared to the US$4.4 million fuel hedge gains during the same quarter 2016. At the same time, the Company recognized US$3.5 million loss related to foreign currency hedging contracts, compared to a US$2.9 million loss recognized in the same period of last year.

●	Commissions to agents decreased by 32.8% due to a reversal of a provision in passenger commissions.

●	Depreciation and amortization increased by 2.9% as a result of the incorporation of larger and more expensive fleet, partially offset by three fewer aircraft on average on the balance sheet compared with the same period of 2016.

●	Other rental and landing fees increased by 10.3%, due to an increase in aeronautical rates, particularly in Argentina, as well as higher handling costs due to an increase in operations.

●	Passenger service expenses increased by 8.6% as a result of the increase in the number of passengers transported during the quarter and higher in-flight entertainment costs during the quarter.

●	Aircraft rentals decreased by 8.6% as a result of the reduction of 18 aircraft in the average number of operating aircraft in our fleet under operating leases, offsetting the increase in the unit cost of rent as the Company has more modern aircraft under operating leases.

●	Maintenance expenses increased by 53.2% due to redelivery costs associated to the return of four aircraft during the quarter and higher maintenance provisions that amounted to US$41.0 million, US$30.9 million higher than the same quarter of the last year.

●	Other operating expenses decreased by 9.7%, mainly as a result of the efficiency initiatives implemented by the Company partially offset by higher advertising and marketing costs.

Non-operating results

●	Interest income decreased by US$9.8 million to US$12.0 million in fourth quarter 2017 as compared to the same period 2016 as a result of lower interest rates in Brazil.

●	Interest expense decreased by 14.7% to US$90.2 million in fourth quarter 2017 from US$105.8 million in the same period 2016 mainly due to gross debt reduction of 8.3%.

●	Under Other income (expense), the Company registered a US$54.3 million net loss, including US$67.0 million in foreign exchange losses. This compares to the US$81.8 million net loss in other income (expense) in the fourth quarter of 2016, which included a foreign exchange loss of US$11.2 million.

Net income in the fourth quarter amounted to US$67.2 million, an increase of US$12.8 million compared with the same period of 2016 mainly explained by an increase of US$74.9 million in the operating income and an increase of US$33.2 million in the non-operating result, partially offset by US$100.0 million of higher taxes recognized during the fourth quarter 2017 as compared to the same period 2016.

LIQUIDITY AND FINANCING

At the end of the fourth quarter 2017, LATAM reported US$1,614 million in cash and cash equivalents, including certain highly liquid investments accounted as other current financial assets. Furthermore, the Company´s liquidity position was enhanced by US$450 million of an undrawn revolving credit facility4 (RCF) line, which remained at the same level compared to the previous quarter. Thus, LATAM’s liquidity position amounted to 20.3% of the last twelve months’ net revenue by December 31, 2017.

4 Subject to borrowing base availability

Fleet commitments for 2018 amount to US$714 million, with approximately US$255 million accounting for capital expenditures. For 2019, expected fleet commitments amount to US$1,213 million. The Company is constantly working on adjusting its fleet to the current demand environment, so it can optimize its utilization and thus maximize profitability.

Additionally, LATAM expects to invest approximately US$650 million in non-fleet CAPEX in 2018, which includes intangible assets, fleet and non-fleet maintenance, expenditures in spare engines and fleet components, as well as expenses related to the retrofit of the Boeing 767s and 777s cabins. This number also includes the implementation of our new Passenger Service System, switching our Brazilian operation to Sabre, currently underway, which we expect to conclude during the first half 2018.

By the end of the quarter, LATAM´s net financial debt amounted to US$6.3 billion, a US$393.5 million reduction compared to the previous quarter, thus decreasing its leverage to 4.5x from 4.9x in September 2017. For 2018, the Company has roughly US$987 million in debt maturities.

Regarding hedging, the main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases and BRL depreciation, while benefiting from fuel price reductions and BRL appreciation. Accordingly, the Company hedges a portion of its estimated fuel consumption and Brazilian real operating exposure. Hedge positions per quarter for the next months are shown in the table below:

	1Q18	2Q18	3Q18	4Q18

Hedge positions
Estimated Fuel consumption	20%	40%	44%	23%
Brazilian reais operational exposure (US$ million)(1)	100	100	100	60

(1) Estimated Brazilian reais annual operational exposure US$600 million.

LATAM FLEET PLAN

During 2017, LATAM took delivery of four aircraft and returned 21 aircraft, while maintaining eight aircraft under sublease contracts, as compared with three subleases in 2016, ending the year with an operating fleet of 307 aircraft, a reduction of 22 aircraft as compared to 2016.

For 2018, we have an order for 10 new aircraft and we are incorporating into our operation two Airbus A350 that were previously subleased to Qatar, plus one Boeing 767-300F that will be converted from Boeing 767-300 passenger aircraft into a freighter, while we return five aircraft, ending the year with an operating fleet of 316 aircraft. For 2019, we will receive 14 new aircraft and we will return eight aircraft plus one Boeing 767-300F that will be converted from Boeing 767-300 passenger aircraft into a freighter, ending the year with an operating fleet of 322 aircraft. With this, fleet commitments for 2018 and 2019 amount to US$714 million and to US$1,213 million respectively.

By year end	2016	2017	2018E	2019E

Passenger Aircraft
Narrow Body
Airbus A319-100	48	46	46	46
Airbus A320-200	146	126	121	119
Airbus A320 Neo	2	4	10	14
Airbus A321-200	47	47	49	49
Airbus A321 Neo	—	—	2	6
TOTAL	243	223	228	234

Wide Body
Boeing 767-300	37	36	35	29
Airbus A350-900	7	5	9	13
Boeing 777-300 ER	10	10	10	9
Boeing 787-8	10	10	10	10
Boeing 787-9	12	14	14	16
TOTAL	76	75	78	77

Cargo Aircraft
Boeing 777-200F	2	—	—	—
Boeing 767-300F	8	9	10	11
TOTAL	10	9	10	11

TOTAL OPERATING FLEET	329	307	316	322

Subleases
Airbus A320-200	—	5	5	5
Airbus A350-900	—	2	—	—
Boeing 767-300F	3	1	—	—
TOTAL	3	8	5	5

TOTAL FLEET	332	315	321	327

Fleet Commitment (US$ millions)	1,950	326	714	1,213

Note: This table does not include one B777-200F currently subleased to a third party, that was reclassified from property plant and equipment to hold for sale.

GUIDANCE

LATAM maintains its preliminary guidance for 2018 announced on January 4, estimating an operating margin for the full year 2018 in the range of 7.5% to 9.5% and a capacity growth for 2018 between 5.0% and 7.0%.

		2017		2018
		Guidance	Actual	Guidance

ASK Growth (Passenger)	Total Network	1% - 2%	1%	5% - 7%
	International	4% - 5%	4%	6% - 8%
	Brazil Domestic	~(3%)	(4%)	2% - 4%
	SSC Domestic	1% - 2%	0%	6% - 8%

ATK Growth (Cargo)		(12%) - (10%)	(7%)	1% - 3%

Operating Margin		6.0% - 8.0%	7.0%	7.5% - 9.5%

LATAM filed its quarterly financial statements for the three month period ended December 31, 2017 with the Superintendencia de Valores y Seguros of Chile on March 14, 2018. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 137 destinations in 24 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The company is employing over 43,000 people worldwide, operating more than 1,300 flights per day and transporting 67 million passengers per year.

LATAM Airlines Group has one of the youngest and most modern fleets in the world. Its 315 aircraft average an age of approximately eight years and feature the latest variants, including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group (formerly LAN Airlines) comprises subsidiaries in Peru, Argentina, Colombia and Ecuador as well as LATAM CARGO and its subsidiaries; in addition to TAM S.A and its subsidiaries, TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) and its business units TAM Transportes Aéreos Del Mercosur S.A. (LATAM Airlines Paraguay) and Multiplus S.A.

LATAM is the brand adopted by LATAM Airlines Group member airlines, and is being rolled-out in its products and services as part of a gradual integration plan.

LATAM Airlines Group is the only airline group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2017, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fourth consecutive year.

LATAM Airlines Group shares are traded in the Santiago Stock Exchange, and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the fourth quarter 2017 (in thousands of US Dollars)

	For the three month period ended December 31
	2017	2016	% Change

REVENUE
Passenger	2,274,578	2,112,404	7.7%
Cargo	337,020	309,054	9.0%
Other	155,981	147,854	5.5%
TOTAL OPERATING REVENUE	2,767,579	2,569,312	7.7%

EXPENSES
Wages and Benefits	-519,783	-496,525	4.7%
Aircraft Fuel	-650,909	-557,018	16.9%
Commission to Agents	-50,125	-74,637	-32.8%
Depreciation and Amortization	-253,725	-246,564	2.9%
Other Rental and Landing Fees	-314,429	-285,166	10.3%
Passenger Services	-82,636	-76,116	8.6%
Aircraft Rentals	-136,472	-149,379	-8.6%
Aircraft Maintenance	-117,234	-76,510	53.2%
Other Operating Expenses	-372,242	-412,229	-9.7%
TOTAL OPERATING EXPENSES	-2,497,555	-2,374,144	5.2%

OPERATING INCOME	270,024	195,168	38.4%
Operating Margin	9.8%	7.6%	2.2	pp

Interest Income	12,039	21,802	-44.8%
Interest Expense	-90,233	-105,773	-14.7%
Other Income (Expense)	-54,284	-81,755	-33.6%

INCOME BEFORE TAXES AND MINORITY INTEREST	137,546	29,442	367.2%
Income Taxes	-65,901	34,136	-293.1%

INCOME BEFORE MINORITY INTEREST	71,645	63,578	12.7%

Attributable to:
Shareholders	67,164	54,345	23.6%
Minority Interest	4,481	9,233	-51.5%

NET INCOME	67,164	54,345	23.6%
Net Margin	2.4%	2.1%	0.3	pp

Effective Tax Rate	-47.9%	115.9%	-163.9	pp
EBITDA	523,749	441,732	18.6%
EBITDA Margin	18.9%	17.2%	1.7	pp.
EBITDAR	660,221	591,111	11.7%
EBITDAR Margin	23.9%	23.0%	0.8	pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the twelve-month period ended December (in thousands of US Dollars)

	For the twelve month period ended December 31
	2017	2016	% Change

REVENUE
Passenger	8,494,477	7,877,715	7.8%
Cargo	1,119,430	1,110,625	0.8%
Other	549,889	538,748	2.1%
TOTAL OPERATING REVENUE	10,163,796	9,527,088	6.7%

EXPENSES
Wages and Benefits	-2,023,634	-1,951,133	3.7%
Aircraft Fuel	-2,318,816	-2,056,643	12.7%
Commission to Agents	-252,474	-269,296	-6.2%
Depreciation and Amortization	-1,001,625	-960,328	4.3%
Other Rental and Landing Fees	-1,172,129	-1,077,407	8.8%
Passenger Services	-288,662	-286,621	0.7%
Aircraft Rentals	-579,551	-568,979	1.9%
Aircraft Maintenance	-430,825	-366,153	17.7%
Other Operating Expenses	-1,381,546	-1,422,625	-2.9%
TOTAL OPERATING EXPENSES	-9,449,262	-8,959,185	5.5%

OPERATING INCOME	714,534	567,903	25.8%
Operating Margin	7.0%	6.0%	1.1	pp

Interest Income	78,695	74,949	5.0%
Interest Expense	-393,286	-416,336	-5.5%
Other Income (Expense)	-25,725	47,358	-154.3%

INCOME BEFORE TAXES AND MINORITY INTEREST	374,218	273,874	36.6%
Income Taxes	-173,504	-163,204	6.3%

INCOME BEFORE MINORITY INTEREST	200,714	110,670	81.4%

Attributable to:
Shareholders	155,304	69,220	124.4%
Minority Interest	45,410	41,450	9.6%

NET INCOME	155,304	69,220	124.4%
Net Margin	1.5%	0.7%	0.8	pp

Effective Tax Rate	-46.4%	-59.6%	13.2	pp
EBITDA	1,716,159	1,528,231	12.3%
EBITDA Margin	16.9%	16.0%	0.8	pp.
EBITDAR	2,295,710	2,097,210	9.5%
EBITDAR Margin	22.6%	22.0%	0.6	pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended				For the twelve month period ended
	December 31				December 31
	2017	2016	% Change		2017	2016	% Change

System
Operating Revenues per ASK (US Cent)	7.9	7.5	5.3%		7.5	7.1	5.6%
Costs per ASK (US Cent)	7.2	7.0	2.9%		6.9	6.6	4.4%
Costs per ASK ex fuel (US Cents)	5.3	5.3	-0.6%		5.2	5.1	2.2%
Fuel Gallons Consumed (millions)	297.8	299.4	-0.5%		1,156.1	1,185.5	-2.5%
Fuel Gallons Consumed per 1,000 ASKs	8.5	8.8	-2.7%		8.5	8.8	-3.5%
Fuel Price (with hedge) (US$ per gallon)	2.17	1.85	17.4%		2.00	1.70	17.5%
Fuel Price (without hedge) (US$ per gallon)	2.23	1.87	19.6%		2.01	1.66	21.1%
Average Trip Length (km)	1,686.8	1,692.1	-0.3%		1.7	1.7	1.5%
Total Number of Employees (average)	42,985	46,264	-7.1%		43,593	48,260	-9.7%
Total Number of Employees (end of the period)	43,095	45,916	-6.1%		43,095	45,916	-6.1%

Passenger
ASKs (millions)	34,927	34,155	2.3%		136,398	134,968	1.1%
RPKs (millions)	29,710	28,872	2.9%		115,693	113,627	1.8%
Passengers Transported (thousands)	17,614	17,063	3.2%		67,146	66,960	0.3%
Load Factor (based on ASKs) %	85.1%	84.5%	0.5	pp	84.8%	84.2%	0.6	pp
Yield based on RPKs (US Cents)	7.7	7.3	4.6%		7.3	6.9	5.9%
Revenues per ASK (US cents)	6.5	6.2	5.3%		6.2	5.8	6.7%

Cargo
ATKs (millions)	1,642	1,703	-3.6%		6,230	6,704	-7.1%
RTKs (millions)	959	970	-1.1%		3,421	3,466	-1.3%
Tons Transported (thousands)	246	255	-3.5%		896	944	-5.1%
Load Factor (based on ATKs) %	58.4%	57.0%	1.4	pp	54.9%	51.7%	3.2	pp
Yield based on RTKs (US Cents)	35.1	31.9	10.3%		32.7	32.0	2.1%
Revenues per ATK (US Cents)	20.5	18.2	13.1%		18.0	16.6	8.5%

Note: As of this quarter, we are changing the way we report CASK, using only passenger ASKs. Comparable historical information is available on our website. Cost per ASK is not comparable with other operators that do not have cargo operations

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of December 31	As of December 31
	2017	2016

Assets:

Cash, and cash equivalents	1,142,004	949,327
Other financial assets	559,919	712,828
Other non-financial assets	221,188	212,242
Trade and other accounts receivable	1,214,050	1,107,889
Accounts receivable from related entities	2,582	554
Inventories	236,666	241,363
Tax assets	77,987	65,377
Non-current assets and disposal groups held for sale	291,103	337,195
Total current assets	3,745,499	3,626,775

Other financial assets	88,090	102,125
Other non-financial assets	220,807	237,344
Accounts receivable	6,891	8,254
Intangible assets other than goodwill	1,617,247	1,610,313
Goodwill	2,672,550	2,710,382
Property, plant and equipment	10,065,335	10,498,149
Tax assets	17,532	20,272
Deferred tax assets	364,021	384,580
Total non-current assets	15,052,473	15,571,419

Total assets	18,797,972	19,198,194
Liabilities and shareholders’ equity:

Other financial liabilities	1,300,949	1,839,528
Trade and other accounts payables	1,695,202	1,593,068
Accounts payable to related entities	760	269
Other provisions	2,783	2,643
Tax liabilities	3,511	14,286
Other non-financial liabilities	2,823,963	2,762,245
Liabilities included in disposal groups classified as held for sale	15,546	10,152
Total current liabilities	5,842,714	6,222,191

Other financial liabilities	6,605,508	6,796,952
Accounts payable	498,832	359,391
Other provisions	374,593	422,494
Deferred tax liabilities	949,697	915,759
Employee benefits	101,087	82,322
Other non-financial liabilities	158,305	213,781
Total non-current liabilities	8,688,022	8,790,699
Total liabilities	14,530,736	15,012,890

Share capital	3,146,265	3,149,564
Retained earnings	475,118	366,404
Treasury Shares	(178)	(178)
Other reserves	554,884	580,870
Equity attributable to the parent company’s equity holders	4,176,089	4,096,660
Minority interest	91,147	88,644
Total net equity	4,267,236	4,185,304
Total liabilities and equity	18,797,972	19,198,194

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of December 31, 2017	As of December 31, 2016

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	10,595,718	9,918,589
Other cash receipts from operating activities	73,668	70,359

Payments for operating activities
Payments to suppliers for goods and services	(6,722,713)	(6,756,121)
Payments to and on behalf of employees	(1,955,310)	(1,820,279)
Other payments for operating activities	(223,706)	(162,839)
Income Taxes refunded (paid)	(91,986)	(59,556)
Other cash inflows (outflows)	(8,931)	(209,269)

Net cash flows from operating activities	1,666,740	980,884

Cash flow used in investing activities
Cash flows arising from losing control of subsidiaries or other businesses	6,503	—
Other cash receipts from sales of equity or debt instruments of other entities	3,248,693	2,969,731
Other payments to acquire equity or debt instruments of other entities	(3,106,411)	(2,706,733)
Amounts raised from sale of property, plant and equipment	51,316	76,084
Purchases of property, plant and equipment	(403,666)	(694,370)
Amounts raised from sale of intangible assets		1
Purchases of intangible assets	(87,318)	(88,587)
Interest Received	12,684	11,242
Other cash inflows (outflows)	(9,223)	843

Net cash flows used in investing activities	(287,422)	(431,789)

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	—	608,496
Amounts raised from long-term loans	1,305,384	1,820,016
Amounts raised from short-term loans	132,280	279,593
Loans repayment	(1,829,191)	(2,121,130)
Payments of finance lease liabilities	(344,901)	(314,580)
Dividends paid	(66,642)	(41,223)
Interest paid	(389,724)	(398,288)
Other cash inflows (outflows)	13,706	(229,163)

Net cash flows from (used in) financing activities	(1,179,088)	(396,279)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	200,230	152,816
Effects of variations in the exchange rate on cash and equivalents	(7,553)	43,014
Net increase (decrease) in cash and cash equivalents	192,677	195,830

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	949,327	753,497
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,142,004	949,327

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of December 31	As of December 31
	2017	2016

Total Assets	18,797,972	19,198,194
Total Liabilities	14,530,736	15,012,890
Total Equity*	4,267,236	4,185,304
Total Liabilities and Shareholders equity	18,797,972	19,198,194

Debt
Current and long term portion of loans from financial institutions	6,782,135	7,582,559
Current and long term portion of obligations under capital leases	1,109,505	1,022,361
Other liabilities current and long term portion	0	0
Total Gross Debt	7,891,640	8,604,920
Cash and cash equivalents	-1,614,236	-1,486,318
Total Net Debt	6,277,404	7,118,602
Plus: 7x last twelve months’ aircraft rent	4,056,864	3,982,853
Adjusted Net Debt	10,334,268	11,101,455

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of December 31	As of December 31
	2017	2016

Cash and Equivalents as % of LTM revenues	15.9%	15.6%

Adjusted Gross Debt (US$ thousands)	11,948,504	12,587,773
Adjusted Gross Debt / EBITDAR (LTM)	5.2	6.0

Adjusted Net Debt (US$ thousands)	10,334,268	11,101,455
Adjusted Net Debt / EBITDAR (LTM)	4.5	5.3

LATAM Airlines Group S.A.

Consolidated Fleet

	As of December 31, 2017
	Off-Balance	On-Balance	Total

Passenger Aircraft
Airbus A319-100	9	37	46
Airbus A320-200	38	88	126
Airbus A320-Neo	3	1	4
Airbus A321-200	17	30	47
Airbus A330-200	—	—	—
Airbus A350-900	2	3	5
Boeing 767-300	2	34	36
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	4	14
TOTAL	91	207	298

Cargo Aircraft
Boeing 777-200F	—	—	—
Boeing 767-300F	2	7	9
TOTAL	2	7	9

TOTAL OPERATING FLEET	93	214	307

Subleases
Airbus A320-200	—	5	5
Airbus A350-900	—	2	2
Boeing 767-300F	—	1	1
TOTAL SUBLEASES	—	8	8

TOTAL FLEET	93	222	315

Note: This table does not include one B777-200F currently subleased to a third party, that was reclassified from property plant and equipment to hold for sale.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsin
	Name:	Ramiro Alfonsin
	Title:	CFO at LATAM Airlines Group.